Exhibit 23.2
CONSENT OF INDEPENDENT VALUATION FIRM
We consent to the inclusion in Mobile Mini, Inc.’s Quarterly Report on Form 10-Q for the period ended September 30, 2010 of references to our Valuation Reports relating to the estimation of either or both the fair market value and the orderly liquidation value of the company’s lease fleet appraised as of April 30, 2010 and to references to our firm’s name therein.

/s/ William R. Corwin William R. Corwin, CEA
Senior Manager
AccuVal Associates, Incorporated